CANPLATS RESOURCES CORPORATION

Interim Financial Report
April 30, 2007

#1180 – 999 West Hastings Street, Vancouver, B.C.  CANADA  V6C 2W2
Phone: (604) 689-3846           Fax:  604-689-3847

Dear Shareholder:

The exploration activities of Canplats Resources during the quarter ended April 30, 2007 included initial geophysical surveys on its exploration licenses in northeast Chihuahua State, Mexico and the staking of additional exploration licenses.  Diamond drilling commenced late in the quarter on the Rodeo property in the state of Durango after long delays in obtaining an acceptable contractor.  An 1,100 meter drill program on the Rodeo gold prospect has now been completed, which tested at depth mineralized structures which yielded good gold values from shallow drilling campaigns in 2004.

As a result of ongoing reconnaissance prospecting in Chihuahua, additional exploration licenses have been acquired to bring the Company’s holdings in the district to approximately 84,500 hectares, which cover several extensive areas with base and precious metal mineralization potential.  Surface sampling and mapping to date have identified three specific areas of widespread alteration and anomalous base and precious metal values in surface rock samples.  Induced polarization surveys have shown coincident anomalies which will be drill-tested later in the year.  Seasonal rainfall conditions will prevent road access to drill sites being established before September.

In March 2007, 5,800,000 share purchase warrants were exercised to provide the treasury with $1,450,000, leaving the Company with adequate financial resources to advance its exploration projects in Mexico.

On behalf of the Board,

“R.E. Gordon Davis”

R.E. Gordon Davis
President
June 13, 2007

1

CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Nine Months ended April 30, 2007

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our unaudited interim consolidated financial results for the nine months ended April 30, 2007 with those of the comparable period of the previous year and is prepared as of  June 13, 2007. In order to better understand the MD&A, it should be read in conjunction with the latest annual audited consolidated financial statements and related notes.  We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).  Additional information relating to the company is available on SEDAR at www.sedar.com.

Results of Operations

The loss for the third quarter was $154,418 ($0.00 per share) compared to a loss of $110,381 ($0.00 per share) in the third quarter of the prior year.  For the nine months ended April 30, 2007, the loss was $781,109 ($0.02 per share) compared to a loss of $265,971 ($0.01 per share) in the comparable period of the prior year.  During the quarter ended April 30, 2007, the company incurred $175,217 in expenses compared to $118,092 in the comparable quarter of 2006, while for the nine months ended April 30, 2007, the company incurred expenses of $833,949 compared to $283,694 in the comparable period of the prior year.  The major change for the three and nine months ended April 30, 2007 compared to the respective comparable figures in the prior year related to 2,040,000 stock options granted in the second quarter at an exercise price of $0.44 per share to directors, consultants and employees of the company.  The fair value assigned to these options is being expensed over the option vesting period and for the three months ended April 30, 2007, $64,070 (2006 – nil) was expensed as stock-based compensation.  For the nine months ending April 30, 2007, $497,720 was expensed as stock-based compensation.  No stock options were granted in 2006 and hence no expenses were recorded in the prior year.  Other major expenses for the quarter with comparisons for the same quarter of the prior year were $49,914 (2006 - $68,006) on general exploration and $16,690 (2006 - $9,389) on salaries.

For the nine months ended April 30, 2007, $129,546 (2006 - $98,113) was spent on general exploration.  This is a $31,433 increase over the comparable period of the prior year and is due to the company’s generative exploration activity in Mexico.  For the nine months, $74,738 (2006 - $67,293) was spent on investor relations, $24,525 (2006 - $8,250) on professional fees and $54,755 (2006 - $46,650) on salaries.  The $16,275 increase in professional fees is related to an under-accrual in audit fees for the 2006 year-end as well as higher than expected costs associated with the current year’s audit.

Interest income for the quarter was $20,799 compared to $7,774 for the comparable quarter of 2006.  For the nine months, interest income was $52,840 compared to $11,494 in the same period of the previous year.  The increased interest income of $41,346 is due to higher cash balances available for investment.  There have been no mineral property costs written-off in the quarter or during the nine month period.

Selected Quarterly Financial Data (unaudited)

			2007 $				2006 $	2005 $
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(154,418)	(533,726) (1)	(92,965)	(69,597)	(110,381)	(111,284)	(44,306)	(576,983) (2)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.02)

2

(1)	During the second quarter of 2007, the company issued 2,040,000 stock options at an exercise price of $0.44. The stock-based compensation expense that was recorded was $433,650.
(2)	During the fourth quarter of 2005, the company wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.

Liquidity and Capital Resources

Cash from operating activities during the current quarter was $104,859 compared to $40,257 in the prior period.  For the nine months ended April 30, 2007, there was a use of funds of $83,184 for operating activities compared to a $161,721 use of funds in the prior period.

During the current quarter, cash proceeds on the exercise of warrants were $1,373,750 compared to $5,500 from warrants received in the comparable period of 2006.  For the nine months ended April 30, 2007 a total of $2,124,312 was received from the issue of shares compared to $1,035,500 received in the comparable period of 2006.

The company spent $436,390 during the quarter on its various mineral properties in Mexico and this compared to $217,440 spent in the comparable period of the prior year.  In total, $758,110 has been spent on mineral properties in the current year-to-date, compared to $401,625 spent in the prior period.  For the nine months, $215,640 was spent on the Rodeo property, including $157,178 of diamond drilling costs.  Year-to-date expenditures on our other properties were $162,303 at Maijoma, $148,291 at El Alamo, $121,362 at Mecatona and $94,767 at Yerbabuena.  There has been little activity at the El Rincon property with $15,747 spent in fiscal 2007.

At April 30, 2007, the company had $2,673,261 in working capital, including cash and cash equivalents of $2,873,263, compared to $1,590,448 in working capital at the beginning of the current fiscal year.  The company’s current working capital will enable it to meet its corporate, administrative and property obligations for the current year.  If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Internal Control over Financial Reporting

No changes were made to the company’s internal control over financial reporting during the first nine months of 2007 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Off-Balance Sheet Arrangements

The company has not entered into any off-balance sheet financing arrangements.

New Accounting Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentations; Section 3865 Hedges; Section 1530 Comprehensive Income; and Section 3251 Equity.  These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006.  These new standards will not apply to the company until August 1, 2007.

3

Related Party Transactions

For the nine months ended April 30, 2007, the company was billed and accrued $284,255 (2006 - $204,272) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at April 30, 2007 is $62,950 (2006 - $103,123) due to Silver Standard.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates

The preparation of the company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  The company’s accounting policies are set out in full in note 2 of our 2006 audited annual financial statements.

Mineral Property Costs

The company regularly reviews the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where the company does not have any proven and probable reserves that would enable it to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where the company has proven and probable reserves, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed into models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

The company provides compensation benefits to its employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our stock.  The company utilizes historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from the estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans.  These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation.  These estimates include an assumption on the rate at which costs may inflate in future periods.  Actual costs and the timing of expenditures could differ from these estimates.

4

Income and Resource Taxes

The determination of the company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts the company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities.  The company also makes estimates of the future earnings which affect the extent to which potential future tax benefits may be used.  The company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise the company makes provision for such items based on its best estimate of the final outcome of these matters.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the interim Consolidated Financial Statements and related notes for the nine months ended April 30, 2007  that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of an unlimited number of common shares without par value.  As of June 13, 2007, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Issued and outstanding common shares	48,810,056	-	-
Stock options outstanding	2,575,000	$0.37 / $0.44	Jan. 12, 2008 / Dec. 19, 2011
Fully diluted	51,385,056

Risks and Uncertainties

Canplats is focused exclusively on the acquisition, exploration and development of precious and base metal projects and is exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this interim report and are discussed in detail in the MD&A for the year ended July 31, 2006.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the company’s control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

5

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver will be realized.  Declines in the market price for precious and base metals may adversely affect the economics of a reserve and may require us to reduce its estimates.  The company presently has no reserves or resources.

Metal Price and Exchange Rate Volatility

The market price for precious and base metals are volatile and cannot be controlled.  There is no assurance that if commercial quantities of precious and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where the company carries out exploration or development activities will increase its costs of carrying on operations in such countries.  In addition, as the company maintains its bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on the company’s books to the extent that it holds funds in U.S. dollars.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the company’s future plans, objectives or goals, including words to the effect that the company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

6

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements of the company for the period ended April 30, 2007 have been prepared by management and have not been subject to review by the company’s auditors.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars - unaudited)

	April 30	July 31
	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	2,873,263	1,590,245
Receivables	127,817	72,138
Prepaid expense	6,922	13,866
Total current assets	3,008,002	1,676,249

Mineral properties	3,167,731	2,394,421
Total assets	6,175,733	4,070,670

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	271,791	38,332
Due to related parties (note 6)	62,950	47,469
	334,741	85,801

Future income tax liability	215,400	200,200
Total liabilities	550,141	286,001

Shareholders’ equity
Share capital issued (note 5)	15,538,867	12,725,289
Value assigned to stock options and warrants	593,853	785,678
Contributed surplus	316,729	316,450
Deficit	(10,823,857)	(10,042,748)
Total shareholders’ equity	5,625,592	3,784,669
	6,175,733	4,070,670

On behalf of the Board,

“James W. Tutton”	“R.E. Gordon Davis”
James W. Tutton, Director	R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(expressed in Canadian dollars - unaudited)

	Three Months Ended April 30		Nine Months Ended April 30
	2007	2006	2007	2006
	$	$	$	$

Expenses
Bank charges	1,035	546	2,516	1,178
Foreign exchange loss	2,505	4,779	2,479	12,175
General exploration	49,914	68,006	129,546	98,113
Insurance	4,204	-	4,204	10,457
Investor relations	14,647	24,448	74,738	67,293
Listing and filing fees	5,545	4,186	9,942	13,312
Office	3,332	502	12,648	5,906
Professional fees	5,000	2,250	24,525	8,250
Salaries	16,690	9,389	54,755	46,650
Shareholder relations	5,359	970	11,370	11,352
Stock-based compensation	64,070	-	497,720	-
Transfer agents	2,916	3,016	9,506	9,008
	(175,217)	(118,092)	(833,949)	(283,694)

Other income
Interest income	20,799	7,774	52,840	11,494
Recovery (write-off) of mineral property	-	(63)	-	6,229
	20,799	7,711	52,840	17,723

Loss for the period	(154,418)	(110,381)	(781,109)	(265,971)

Deficit, beginning of the period	(10,669,439)	(9,862,770)	(10,042,748)	(9,707,180)
Deficit, end of the period	(10,823,857)	(9,973,151)	(10,823,857)	(9,973,151)

Weighted average number of issued shares	45,873,890	34,895,804	43,326,990	31,319,658
Basic and diluted loss per share	(0.00)	(0.00)	(0.02)	(0.01)

        The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars – unaudited)

	Three Months Ended April 30		Nine Months Ended April 30
	2007	2006	2007	2006
	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(154,418)	(110,381)	(781,109)	(265,971)
Non-cash items
Mineral property (recovery) written-off	-	63	-	(6,229)
Stock-based compensation	64,070	-	497,720	-
	(90,348)	(110,318)	(283,389)	(272,200)
Net changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(29,174)	3,691	(48,735)	31,985
Accounts payable and accrued liabilities	225,643	71,974	233,459	62,901
Due from (to) related parties	(1,262)	74,910	15,481	15,593
Cash from (used in) operating activities	104,859	40,257	(83,184)	(161,721)

FINANCING ACTIVITIES
Shares issued for cash	1,373,750	5,500	2,124,312	1,035,500
Cash provided by financing activities	1,373,750	5,500	2,124,312	1,035,500

INVESTING ACTIVITIES
Mineral property costs	(436,390)	(217,440)	(758,110)	(401,625)
Proceeds on sale of fixed assets	-	-	-	19,722
Cash used in investing activities	(436,390)	(217,440)	(758,110)	(381,903)

Increase (decrease) in cash	1,042,219	(171,683)	1,283,018	491,876

Cash and cash equivalents, beginning of period	1,831,044	1,149,810	1,590,245	486,251
Cash and cash equivalents, end of period	2,873,263	978,127	2,873,263	978,127

        The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

Mineral Property Costs For the nine months ended April 30 , 2007 (expressed in Canadian dollars – unaudited)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total

Balance, July 31, 2006	779,614	1,053,982	132,638	370,289	51,119	6,779	2,394,421

Acquisition costs	5,829	34,298	5,654	34,646	28,060	17,351	125,838

Administration and office	2,362	1,258	108	4,970	2,132	503	11,333
Assaying	1,048	-	-	25,664	12,456	-	39,168
Claim taxes	10,637	8,047	9,385	17,014	10,785	5,671	61,539
Consulting	3,365	1,066	20	611	3,026	2,676	10,764
Core racks	5,048	-	-	-	-	-	5,048
Drilling	157,178	-	-	-	-	-	157,178
Foreign exchange (gain) loss	(1,676)	994	(30)	5,763	844	(1,264)	4,631
Geology consulting	-	-	-	7,627	26,269	-	33,896
Geology salaries	1,495	1,548	277	13,091	3,807	549	20,767
Geophysics	63	26,961	-	-	22,329	67,880	117,233
Heavy and light equipment	14,525	992	26	962	2,132	688	19,325
Legal	1,122	-	-	-	-	-	1,122
Licenses and government fees	-	6	-	-	-	33	39
Living costs and travel	1,808	4,337	-	4,696	13,597	10,619	35,057
Maps, prints and film	-	-	-	(97)	2,068	8	1,979
Property holding costs associated with future income tax	749	(341)	1,519	4,477	5,612	3,184	15,200
Storage	872	1,706	-	1,674	179	-	4,431
Supervision project and labour	6,799	13,554	307	4,741	34,591	43,577	103,569
Supplies	5,165	-	-	-	28	-	5,193

Exploration costs for the period	210,560	60,128	11,612	91,193	139,855	134,124	647,472

Balance, April 30, 2007	996,003	1,148,408	149,904	496,128	219,034	158,254	3,167,731

        The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended April 30, 2007
(expressed in Canadian dollars – unaudited)

1.	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and developing precious and base metal mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis.  Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title.  Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements of the company.  They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company.  Certain comparative figures have been reclassified to reflect the presentation used in our most recent annual audited consolidated financial statements.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentations; Section 3865 Hedges; Section 1530 Comprehensive Income; and Section 3251 Equity.  These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006.  These new standards will not apply to the company until August 1, 2007.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk from foreign currency fluctuations.  The company does not use any derivative instruments to value its exposure to fluctuation in foreign currency exchange rates.

Canplats Resources Corporation
(An Exploration Stage Company)

5.      SHARE CAPITAL

Authorized:  Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2006	40,327,806	12,725,289
For cash
Exercise of options	75,000	22,500
Exercise of warrants	2,607,250	651,812
Value assigned to options exercised	-	14,900
Value assigned to warrants exercised	-	242,156
Balance, October 31, 2006	43,010,056	13,656,657
For cash
Exercise of warrants	305,000	76,250
Value assigned to warrants exercised	-	22,723
Balance, January 31, 2007	43,315,056	13,755,630
For cash
Exercise of warrants (b)	5,495,000	1,373,750
Value assigned to warrants exercised	-	409,487
Balance, April 30, 2007	48,810,056	15,538,867

(a)           Stock Options

As at April 30, 2007, the total number of common share stock options outstanding was 2,575,000 with prices ranging from $0.37 to $0.44 and weighted average remaining lives of 3.8 years.

(b)           Warrants

During the quarter, 5,495,000 share purchase warrants were exercised for proceeds of $1,373,750.  At April 30, 2007, there were no share purchase warrants outstanding.

(c)           No shares are subject to escrow or pooling agreements.

6.           RELATED PARTY TRANSACTIONS

For the nine months ended April 30, 2007, the company was billed and accrued $284,255 (2006 - $204,272) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at April 30, 2007 is $62,950 (2006 - $103,123) due to Silver Standard.

Canplats Resources Corporation
(An Exploration Stage Company)

7.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties.  Segment assets by geographic location are as follows:

	April 30, 2007
	Canada $	Mexico $	Total $
Loss for the period	(761,679)	(19,430)	(781,109)
Total assets	3,541,513	2,634,220	6,175,733

	April 30, 2006
	Canada $	Mexico $	Total $
Loss for the period	(215,824)	(50,147)	(265,971)
Total assets	1,411,998	1,778,107	3,190,105